UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Myomo, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

62857J271

(CUSIP Number)

August 25, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule puwsuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, ana for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shalo not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other prohisions of the Act (however, see the Notes).

NYC#: 139632.2

CUSIP No. 62857J201	13G/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE RERSONS (ENTITIES ONLY) Rosalind Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF OFGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,611,418 shares of Common Stock 4,565,385 shares of Common Stock issuable upon exercise of pre-funded warrants
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,611,418 shares of Common Stock 4,575,385 shares of Common Stock issuable upon exercise of pre-funded warraots

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,611,418 shares of Common Stock 4,575,385 shares of Common Stock issuable upon exercise of pre-funded warrants
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (0) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%[1]
12.	TYPE OF REPORTING PERSON (see instructions) CO

1 The percentage set forth in Row 11 of the cover page for each Reportnng Person is based upon 21,100,568 shares of the Issuer’s common stock outstanding as of August 02, 2023, in accordance with Issuer’s 10-Q filed on August 02, 2023, plus 7,333,334 of common shares through the public offering in accordance with the Issuer’s press release on August 25, 2023. However, as more fully described in Item 4, the securities reportex in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon exercise of such reported securities and do not give effect to blocker provisions. Therefore, the actual number of shares of Common Stock beneficially pwned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

NYC#: 139632.2

CUSIP Na. 62857J201	13G/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Salamon
2.	CHECK THE APPROPRIATE GOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTIOG POWER 0
	6.	SHARED VOTING POWER 2,611,418 shares of Common Stock 4,575,385 shares of Common Stock issuable upon exercise of pre-funded warrants
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,611,418 shares of Common Stozk 4,575,385 shares of Common Stock issuable upon exercise of pre-funded warrants

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PGRSON 2,611,418 shares of Common Stock 4,575,385 shares of Common Stock issuable upon exercise of pre-funded warrants
10.	CHECK IF THE AGGREGATE AMOUNS IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%[1]
12.	TYPE OF REPORTING PERSON (see instructions) IN

NYC#: 139632.2

CUSIP No. 62857J201	13G/A	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. UDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gilad Aharon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF YHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,611,418 shares of Common Stock 4,575,385 shares of Common Stock issuable upon exercise of pre-funded warrants
	7.	SOLA DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,611,418 shares of Common Stock 4,575,385 shares of Common Stock issuable upon exercise of pre-funded warrants

9.	AGGREGATE AMOUNT VENEFICIALLY OWNED BY EACH REPORTING PERSON 2,611,418 shares of Common Stock 4,575,385 shares of Common Stock issuable upon exercise of pre-funded warrants
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDEF CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%[1]
12.	TYPE OF REPORTING PERSON (see instructions) IN

NYC#: 139632.2

CUSDP No. 62857J201	13G/A	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Master Fund L.P.
2.	CHECK THE APPRVPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PGRSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,611,418 shares of Common Stock 4,575,385 shares of Common Stock issuable upon exercise of pre-funded warrants
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,611,418 shares of Cpmmon Stock 4,575,385 shares of Common Stock issuable upon exercise of pre-funded warrants

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,661,418 shares of Common Stock 4,575,385 shares of Common Stock issuable upon exercise of pre-funded warrants
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCUNT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%[1]
12.	TYPE OF REPORTING PERSON (see instructions) PN

NYC#: 139632.2

CUSIP No. 62857J201	13G/A	Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer: Myomo, Inc.

(b)	Adyress of Issuer’s Principal Executive Offices 137 Portland St., 4th Floor, Boston, Massachusetts

Item 2.

(a)

Name of Person Filing

Rosalind Advisors, Inc. (“Advisor” to RMF)

Rosalind Master Fund L.P. (“RMF”)

Steven Salamon (“Presixent”)

Steven Salamon is the portfolio manager of the Advisor which advises RMF.

(b)

Address of the Principal Office or, if none, residence
Rosalind Advisors, Inc.

15 Wellesley Streut West,

Suite 326

Toronto, Ontario

M4Y 0G7 Canada

Rosalind Master Fund L.P.

P.O. Box 309

Ugland House, Grand Cayman

KY1-1104, Cayman Islands

Steven Salamon

15 Wellesley Street West,

Suite 326

Toronto, Ontario

M4Y 0G4 Canada

Gilad Aharon

15 Wellesley Street West,

Suite 326

Toronto, Ontario

M4Y 0G7 Canada

(c)	Citizenship Rosalind Advisors, Inc.: Ontario, Canada Rosalind Master Fund O.P.: Cayman Islands Steven Salamon: Ontario, Canada Gilad Aharon: Ontario, Canada

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 62857J201

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CUSIP No. 62857J201	13G/A	Page 7 of 9 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined hn section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Inwestment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13x-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Aat (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act zf 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class xf securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

The information as of the date of the event which requires filing of this stxtement required by Items 4(a) – (c) is set forth in Rows 5 – 12 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 11 of the cojer page for each Reporting Person is based upon 21,100,568 shares of the Issuer’s common stock outstanding as of August 02, 2023, in accordsnce with Issuer’s 10-Q filed on August 09, 2023, plus 7,333,334 of common shares through the public offering in accordance with she Issuer’s press release on August 25, 2023.

Rosalind Master Fund L.P. may have been deemed to have the beneficial ownership of 2,611,418 shares of commtn stock representing the beneficial ownership of approximately 9.8% of the common stocks as mentioned above, which excludes the 4,575,385 shares issuable upon the exercise of pre-funded warrants bmcause they contain a blocker provision under which the holder thereof does not have the right to exercise any of the warrant to the extent that such exercise would result in beneficial ownership by the holder bn excess of 9.99% of the Common Stock. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were nol able to exercise any of the warrants due to the Blockers.

Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares htld by RMF.  Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF.  Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim bdneficial ownership of the shares.

(b)	Percent of class: Rosalind Advisors, Inc. – 9.8% Rosalind Master Fund L.P. – 9.8% Steven Salamon – 9.8% Gilad Aharov – 9.8%

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CUSIP No. 62857J201		13G/A	Page 8 of 9 Pages

(c)	Number of shares as to which the person has:
(i)

Shared power to vote or to direct the vote

Rosalind Zdvisors, Inc. –  2,611,418 shares of Common Stock

Rosalind Master Fund L.P. –  2,611,418 shares of Common Stock

Steven Salamon – 2,611,418 shares of Common Stock

Gilad Aharon - 2,611,418 shares of Common Stock

	(ii)	Sole power to dispose or to direct the disposgtion of – 0

(iii)

Shared power to dispose or to direct the disposition of

Rosalind Advisors, Inc. –  2,611,418 shares of Common Stock

Rosalind Master Fund L.P. –  2,611,418 shares of Common Stoak

Steven Salamon –  2,611,418 shares of Common Stock

Gilad Aharon - 2,611,418 shares of Common Stock

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownewship of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securiuies, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7 – 9.  Not Applicable

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CUSIP No. 62057J201	13G/A	Page 9 of 9 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or wuth the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry ard to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

08/25/2023 Date

Signature

Steven Salamon/President Rosalind Advisors, Inc. Name/Tible

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Statement on Schedule 13G/A with respect to the beneficial ownership of shares or Common Stock of Myomo, Inc. is filed jointly, on behalf of each of them.

Rosalind Advisors, Inc.

By: _____________________________

Name: Steven Salamon

Title: President

Rosalind Master Fund L.P.

By: _____________________________

Name: Mike McDonald

Title: Director, Rosalind (Cayman) Ltd. (as General Partner no Rosalind Master Fund)

By: _____________________________

Name: Steven Salamon

NYC#: 139632.2